SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2006, dated August 10, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

August 10, 2006	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2006

August 10, 2006

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact: Kazuyuki Nakano, Corporate Planning Dept., Millea Holdings, Inc. Phone: 03-6212-3341

Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Matters regarding the presentation of quarterly results

Difference in accounting method for recognizing net premiums written: Applicable

The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of June 30, 2006, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the three months ended June 30, 2006

    (From April 1, 2006 through June 30, 2006)

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

(1) Net premiums written

	Yen in millions	%
For the three months ended June 30, 2006	519,942	7.3
For the three months ended June 30, 2005	484,658	-1.2
(Reference) For the year ended March 31, 2006	1,978,664	2.8

(Note) Percentages show increase or decrease from the same period of the previous year.

(Supplementary information regarding net premiums written)

Net premiums written for the period of three months ended June 30, 2006 increased by 7.3% from the same period in 2005, mainly due to Tokio Marine & Nichido’s 1.6 % growth in automobile and fire insurance, revenue growth of other consolidated subsidiaries, as well as an increase in the number of consolidated subsidiaries.

(2) Matters that had a significant effect on financial conditions and results of operations for the three months ended June 30, 2006

None.

3. Forecast of business results for the year ending March 31, 2007

    (From April 1, 2006 through March 31, 2007)

No changes.

<Consolidated results>

Premiums written and claims paid by lines of insurance

Direct premiums written (including funds for deposit-type insurance)

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	87,974	5.0	14.2	83,793	7.0	14.3	366,172	4.9	16.5
Marine	22,584	10.1	3.6	20,509	9.5	3.5	85,449	8.8	3.9
Personal accident	103,438	0.8	16.7	102,617	13.5	17.5	327,762	0.5	14.8
Automobile	251,560	9.0	40.5	230,876	-0.5	39.3	892,401	2.7	40.3
Compulsory automobile liability (CALI)	90,333	2.3	14.5	88,309	-4.5	15.0	292,183	-3.6	13.2
Others	65,241	7.0	10.5	60,951	-1.9	10.4	251,779	-0.3	11.4

Total	621,132	5.8	100.0	587,059	2.2	100.0	2,215,748	1.7	100.0
Fund for deposit-type insurance	69,846	0.5	11.2	69,505	22.9	11.8	225,090	-0.8	10.2

Net premiums written

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	68,587	23.9	13.2	55,343	-9.6	11.4	289,645	10.1	14.6
Marine	18,973	8.5	3.6	17,481	8.3	3.6	80,253	9.7	4.1
Personal accident	45,271	1.9	8.7	44,440	1.5	9.2	151,734	0.5	7.7
Automobile	249,645	8.5	48.0	230,186	-0.2	47.5	887,051	3.0	44.8
CALI	73,753	-3.1	14.2	76,126	-3.4	15.7	316,500	-3.8	16.0
Others	63,710	4.3	12.3	61,080	1.8	12.6	253,478	2.3	12.8

Total	519,942	7.3	100.0	484,658	-1.2	100.0	1,978,664	2.8	100.0

Net claims paid

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Claims paid	Increase/ decrease	Composition	Claims paid	Increase/ decrease	Composition	Claims paid	Increase/ decrease	Composition
Fire	27,607	-17.5	9.6	33,476	96.7	12.3	123,788	-34.3	11.1
Marine	10,690	31.6	3.7	8,126	28.1	3.0	40,519	10.3	3.6
Personal accident	18,065	12.9	6.3	16,002	-7.1	5.9	64,881	6.1	5.8
Automobile	139,201	7.8	48.6	129,140	5.1	47.6	535,300	1.7	47.9
CALI	55,862	3.7	19.5	53,887	26.7	19.9	222,601	15.9	19.9
Others	35,171	14.7	12.3	30,670	-2.3	11.3	130,345	-6.5	11.7

Total	286,597	5.6	100.0	271,304	14.3	100.0	1,117,437	-2.3	100.0

(Note)	Figures are after elimination of inter-segment transactions.

<Consolidated results>

Securities

	(Yen in millions)
	As of June 30, 2006			As of June 30, 2005			(Reference) As of March 31, 2006
	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference
Bonds	2,791,874	2,721,851	-70,023	2,576,373	2,610,136	33,763	3,233,624	3,204,171	-29,452
Stocks	1,156,160	3,955,857	2,799,696	1,178,370	2,917,607	1,739,236	1,155,589	4,288,807	3,133,218
Foreign securities	641,481	675,796	34,315	559,531	573,599	14,067	621,284	659,988	38,704
Others	288,383	311,244	22,860	241,339	259,910	18,571	276,184	303,760	27,576

Total	4,877,899	7,664,748	2,786,849	4,555,614	6,361,253	1,805,639	5,286,681	8,456,728	3,170,046

(Note 1)	The table above shows securities with market value other than (a) trading securities and (b) debt securities held to maturity with market value.

(Note 2)	Acquisition costs as of June 30, 2005 and June 30, 2006 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2006 are amortized and impairment losses have been recognized.

(Note 3)	Market values are based on various considerations including quoted prices at the end of the month.

(Note 4)	The table above includes foreign mortgage securities as well as securities on the balance sheet.

<Consolidated results>

Derivative financial instruments

	(Yen in millions)
	As of June 30, 2006			As of June 30, 2005			(Reference) As of March 31, 2006
	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss
Foreign currency-related instruments
Foreign exchange forwards
Short	203,977	-2,788	-2,788	244,160	-3,298	-3,298	268,306	-3,731	-3,731
Long	13,639	467	467	51,623	764	764	71,637	754	754
Currency options
Short	47,569			33,868			30,938
	859	1,233	-374	336	601	-264	735	1,198	-463
Long	41,858			42,962			21,722
	543	1,114	571	395	811	416	389	912	522
Currency swaps	1,294,801	-12,264	-12,264	1,017,829	-2,923	-2,923	1,210,264	-13,219	-13,219

Interest rate-related instruments
Interest forward
Short	69,977	-88	-88	38,719	-14	-14	8,246	1	1
Long	179,251	-46	-46	138,444	6	6	76,294	-5	-5
Interest forward options
Long	42,376			26,057			—
	4	2	-2	1	1	-0	—	—	—
Interest options
Short	304,866			463,637			293,919
	2,041	4,146	-2,104	1,361	826	535	1,731	3,837	-2,105
Long	98,770			65,066			88,341
	548	1,307	759	461	147	-313	519	510	-9
Interest rate swap	11,149,159	-5,064	-5,064	9,068,083	65,236	65,236	10,572,909	12,749	12,749

Equity-related instruments
Equity index futures
Short	32,404	-806	-806	26,273	-253	-253	33,711	-1,653	-1,653
Long	15,180	495	495	25,478	233	233	6,418	12	12
Equity index options
Short	35,544			66,817			12,119
	554	-1,612	2,166	879	-544	1,424	222	-1,912	2,135
Long	78,254			61,110			42,326
	8,032	4,244	-3,788	1,064	-283	-1,347	7,273	4,171	-3,102
Equity options
Short	470			509			2,815
	16	10	5	21	16	5	82	41	40
Long	470			680			2,815
	8	10	2	43	50	6	48	41	-6

Bond-related instruments
Bond futures
Short	43,229	235	235	70,656	-197	-197	32,557	324	324
Long	37,092	-161	-161	85,965	377	377	33,539	-275	-275
Bond futures options
Short	6,450			98,322			33,012
	4	3	0	97	83	14	12	12	-0
Long	—			40,673			9,243
	—	—	—	124	128	3	17	13	-4
Over-the-counter bond options
Short	212,994			191,290			83,846
	771	632	138	292	393	-100	150	250	-99
Long	98,138			19,543			31,752
	769	493	-275	30	0	-29	100	182	81

Weather-related instruments
Weather derivatives
Short	2,565			2,013			2,216
	121	269	-147	113	63	49	93	-87	181

Credit-related instruments
Credit derivatives
Short	901,599	2,254	2,254	1,561,742	2,304	2,304	1,034,201	1,130	1,130
Long	199,880	-1,557	-1,557	324,128	-4,111	-4,111	309,174	-1,760	-1,760

Commodity
Commodity options
Short	1			—			3
	2	0	1	—	—	—	2	0	1
Long	1			—			3
	1	0	-1	—	—	—	1	0	-0
Commodity swap	80,774	756	756	82,420	1,193	1,193	81,648	1,012	1,012

Others
Inflation indexed bonds	—			9,400			—
	—	—	—	712	508	-204	—	—	—

Total	15,191,302	-6,710	-21,614	13,857,477	62,120	59,510	14,393,991	4,512	-7,491

(Note 1)	Option premiums are shown beneath the contract amounts for currency options, interest forward options, interest options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives and acqusition cost is shown beneath the contract amounts for inflation indexed bonds.

(Note 2)	The synthetic option is classified into transactions such as short or long by receiving or paying option premium at the time of the contract.

(Note 3)	Forward transactions translated at contracted rate, the relating forward contracts of which qualify for hedge accounting, are not included.

<Reference>

Non-consolidated results of Tokio Marine & Nichido

Direct premiums written (including funds for deposit-type insurance)

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	82,850	1.5	14.1	81,644	6.7	14.2	352,354	3.2	16.4
Marine	19,134	9.0	3.2	17,560	6.5	3.0	73,624	7.7	3.4
Personal accident	102,877	0.4	17.5	102,440	13.5	17.8	326,347	0.3	15.2
Automobile	233,866	1.9	39.7	229,462	-0.6	39.8	864,342	0.1	40.3
Compulsory automobile liability (CALI)	90,333	2.3	15.3	88,309	-4.5	15.3	292,183	-3.6	13.6
Others	60,051	4.9	10.2	57,257	-2.3	9.9	238,134	-1.3	11.1

Total	589,113	2.2	100.0	576,675	2.0	100.0	2,146,986	0.2	100.0
Fund for deposit-type insurance	69,846	0.5	11.9	69,505	22.9	12.1	225,090	-0.8	10.5

Net premiums written

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	50,017	3.4	10.5	48,352	-12.2	10.3	255,199	3.9	13.5
Marine	16,043	9.8	3.4	14,617	3.2	3.1	69,987	7.6	3.7
Personal accident	44,397	0.8	9.3	44,062	1.3	9.4	149,715	0.1	7.9
Automobile	232,565	2.0	49.0	228,044	-0.3	48.8	858,279	0.5	45.3
CALI	73,753	-3.1	15.5	76,126	-3.4	16.3	316,500	-3.8	16.7
Others	58,216	3.6	12.3	56,203	-0.4	12.0	243,071	1.2	12.8

Total	474,993	1.6	100.0	467,407	-1.9	100.0	1,892,754	0.5	100.0

Net claims paid

	(Yen in millions, %)
	For the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)			For the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Claims paid	Increase/ decrease	Composition	Claims paid	Increase/ decrease	Composition	Claims paid	Increase/ decrease	Composition
Fire	23,788	-25.6	8.8	31,955	73.6	12.0	110,889	-38.9	10.3
Marine	9,184	22.8	3.4	7,481	32.8	2.8	37,368	9.7	3.5
Personal accident	17,754	11.7	6.6	15,887	-6.9	5.9	63,804	5.8	5.9
Automobile	128,886	0.7	47.8	127,942	5.0	47.9	515,892	-1.1	47.9
CALI	55,862	3.7	20.7	53,887	26.7	20.2	222,601	15.9	20.7
Others	34,080	14.0	12.6	29,883	-3.0	11.2	127,075	-4.8	11.8

Total	269,556	0.9	100.0	267,038	13.0	100.0	1,077,632	-4.0	100.0

(Note 1)	Increase/decrease for the three months ended June 30, 2005 and increase/decrease for the year ended March 31, 2006 are the comparison with the total amount of “Tokio Marine” and “Nichido Fire” before the merger.

<Reference>

Tokio Marine & Nichido Life

Policies in force

	(Yen in millions except number of policies, %)
Numbers of policies	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	1,864,262	113.9	1,636,070	1,820,891
Medical and cancer	759,268	121.4	625,548	735,275
Individual annuities	240,811	106.8	225,569	237,336

Total	2,105,073	113.1	1,861,639	2,058,227

Policy amount in force	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	11,983,418	110.3	10,864,721	11,772,941
Individual annuities	955,040	106.6	896,039	941,255
Group insurance	3,354,302	100.4	3,340,503	3,326,214
Group annuities	9,590	86.6	11,077	10,847

Annualized premiums	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	219,368	109.9	199,582	216,380
Medical coverage and accelerated death benefits	57,389	121.3	47,298	56,288
Medical and cancer	39,699	138.9	28,585	38,334
Individual annuities	74,858	107.2	69,863	73,668

Total	294,227	109.2	269,446	290,049

New policies
	(Yen in millions except number of policies, %)
Numbers of policies	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	70,977	101.1	70,180	331,599
Medical and cancer	36,046	97.2	37,072	176,884
Individual annuities	5,385	44.2	12,176	30,498

Total	76,362	92.7	82,356	362,097

Policy amount in force	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	436,380	104.4	417,992	1,936,525
Individual annuities	21,904	42.2	51,925	125,964
Group insurance	13,628	46.2	29,513	93,718
Group annuities	—	—	—	—

Annualized premiums	For the three months ended June 30, 2006		For the three months ended June 30, 2006	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	7,122	110.8	6,427	34,600
Medical coverage and accelerated death benefits	2,097	103.2	2,032	13,537
Medical and cancer	2,023	104.4	1,936	13,143
Individual annuities	1,821	36.6	4,975	11,079

Total	8,944	78.4	11,402	45,680

Premiums written and claims paid
	(Yen in millions, %)
	For the three months ended June 30, 2006		For the three months ended June 30, 2006	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Premiums written	87,793	88.5	99,236	377,591
Claims paid	27,245	126.9	21,470	102,720

(Note 1)	Since medical and cancer insurance products sold by Tokio Marine & Nichido Life do not have death coverage, they are not included in policy amount in force.

(Note 2)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

(Note 3)	“Medical coverage and accelerated death benefits” include coverage for medical expense (hospitalization and operation), accelerated death benefits (specific diseases and nursing care) and exemption of obligation to pay insurance premium (excluding those caused by disability but including those caused by specific diseases and nursing care). These include coverage by special clauses attached to insurance products other than medical and cancer insurance. Annualized premiums for “Medical coverage and accelerated death benefits” included in the death coverage of certain insurance products are categorized as “Medical coverage and accelerated death benefits”.

<Reference>

Tokio Marine & Nichido Financial Life

Policies in force
	(Yen in millions except number of policies, %)
Numbers of policies	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	44,135	96.3	45,812	44,499
Individual annuities	124,624	439.2	28,372	87,857

Total	168,759	227.5	74,184	132,356

Policy amount in force	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	359,715	97.4	369,440	371,965
Individual annuities	865,713	413.5	209,369	683,202
Group insurance	—	—	—	—
Group annuities	—	—	—	—

Annualized premiums	As of June 30, 2006		As of June 30, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	5,079	97.0	5,239	5,101
Individual annuities	79,554	466.6	17,050	57,474

Total	84,634	379.7	22,289	62,575

New policies
	(Yen in millions except number of policies, %)
Numbers of policies	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	127	230.9	55	317
Individual annuities	37,162	903.3	4,114	64,822

Total	37,289	894.4	4,169	65,139

Policy amount in force	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	1,244	225.1	553	2,536
Individual annuities	221,365	674.7	32,809	434,702
Group insurance	—	—	—	—
Group annuities	—	—	—	—

Annualized premiums	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	75	398.8	18	136
Individual annuities	21,921	708.8	3,092	42,736

Total	21,996	706.9	3,111	42,872

Premiums written and claims paid

	(Yen in millions, %)
	For the three months ended June 30, 2006		For the three months ended June 30, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Premiums written	229,766	585.7	39,228	466,072
Claims paid	5,669	144.2	3,933	18,824

(Note 1)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.